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ASM International N.V. raises € 422 million from the partial secondary placement of a 12% stake in ASM PT

ALMERE, The Netherlands – March 13, 2013 – ASM International N.V. (NASDAQ: ASMI and NYSE Euronext Exchange in Amsterdam: ASM, hereafter also the "Company") is pleased to announce the pricing and the generated proceeds of its partial secondary placement of shares of ASM Pacific Technology Ltd. ("ASM PT") (the "Placement").

The Company placed a total of 47,424,500 ordinary shares of ASM PT at a price of HK$ 90.00 per share to institutional or other professional investors through a partial secondary share placement representing a 12% stake in ASM PT. The Placement generated cash proceeds for the Company of a total amount of HK$ 4,268,205,000 (approximately € 422 million). The Company has agreed to a 180 day lock-up period, subject to customary exceptions.

As of today the Company continues to be the largest shareholder of ASM PT.

Morgan Stanley & Co. International plc ("Morgan Stanley") and The Hongkong and Shanghai Banking Corporation Limited ("HSBC") acted as joint bookrunners on the Placement (the "Joint Bookrunners").

The Company intends to distribute approximately 65 % of the cash proceeds from the Placement, equal to approximately € 4.25 per ordinary share, to its shareholders. A proposal thereto will be placed on the agenda of the forthcoming AGM.

The remainder of the proceeds of the Placement will be used to further strengthen the business of the Company.

About ASM International
ASM International N.V., headquartered in Almere, the Netherlands, and its subsidiaries design and manufacture equipment and materials used to produce semiconductor devices. ASM International and its subsidiaries provide production solutions for wafer processing (Front-end segment) as well as assembly and packaging (Back-end segment) through facilities in the United States, Europe, Japan and Asia. ASM International's common stock trades on NASDAQ (symbol ASMI) and the NYSE Euronext Amsterdam Stock Exchange (symbol ASM). For more information, visit ASMI's website at www.asm.com.

Investor Relations:

Erik Kamerbeek
+31 88 100 8500
Erik.Kamerbeek@asm.com

Victor Bareño
+31 88 100 8500
Victor.Bareno@asm.com

Mary Jo Dieckhaus
+1 212 986 2900
MaryJo.Dieckhaus@asm.com

Media Contacts:
Ian Bickerton
+31 20 6855 955
+31 62501 8512